Form 10-Q                                                 Crawford & Company
Quarter Ended March 31, 1996                              Page 6


                 NOTES TO CONDENSED FINANCIAL STATEMENTS

1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1995.

      In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of March 31, 1996, and the results of its operations and cash flows for the three-month period then ended.

2. The results of operations for the three-month period ended March 31, 1996, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1996.

3. Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective periods. The effect of common stock equivalents was less than 3% dilutive in both 1996 and 1995 and, therefore, the effect on primary earnings per share has not been shown.

4. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the Statements of Cash Flows.

5. Certain reclassifications of prior year amounts have been made in the accompanying balance sheets to conform to the current year presentation. In addition, costs associated with the Company's distributed branch computer network totaling $5.7 million in both 1996 and 1995, were reclassified from selling, general and administrative expenses to costs of services provided in the accompanying statements of income.



Form 10-Q                                                 Crawford & Company
Quarter Ended March 31, 1996                              Page  7

PART 1 - FINANCIAL INFORMATION - (Continued)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

At March 31, 1996, current assets exceeded current liabilities by approximately $136.8 million, a decrease of $2.5 million from the working capital balance at December 31, 1995. Cash and cash equivalents at March 31, 1996 totaled $50.8 million, increasing $10.0 million from the balance at the end of 1995. Short-term investments totaled $3.4 million at March 31, 1996, decreasing from $5.6 million at December 31, 1995. During the quarter, cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders and acquisitions of property and equipment. At March 31, 1996, the ratio of current assets to current liabilities was 2.2 to 1 compared with 2.5 to 1 at the end of 1995.

During the first quarter of 1996, the Company completed its 1994 share repurchase program and, under that program, has reacquired 1,165,900 shares of its Class A Common Stock and 836,500 shares of its Class B Common Stock at an average cost of $15.76 and $15.65 per share, respectively. Additionally, during March of 1996, the Company announced a second share repurchase program to acquire up to an aggregate of 2,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through March 31, 1996, the Company has reacquired 109,200 shares of its Class A Common Stock at an average cost of $15.36.

The Company maintains credit lines with banks in order to meet seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of March 31, 1996, totaled $10.3 million, as compared to $10.2 million at the end of 1995. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.

Shareholders' investment at March 31, 1996 was $219.1 million, compared with $220.9 million at the end of 1995. Long-term debt totaled $8.9 million at March 31, 1996, or approximately 4.1% of shareholders' investment.

Results of Operations

For the first three months of 1996, revenues were $161.6 million, increasing 8.7% from the $148.6 million for the same period in 1995. Unit volume, measured principally by chargeable hours, increased 7.5% during the quarter.


Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1996                             Page  8

Results of Operations - (Continued)

This increase was complemented by changes in the mix of services and in the rates charged for those services, the combined effects of which increased revenues by approximately 1.2%.

The percentage of revenue derived from each of the Company's principal service categories is shown in the following schedule:

                                                   Three-Month Period
                                                     Ended March 31
                                               	    1996         1995

Domestic Claims Services (including Risk
   Management Services)                             73.3%        72.7%

Domestic Disability Management Services             14.0         16.6

International Operations                            12.7         10.7
                                                   100.0%      	100.0%

Domestic revenues from claims services to insurance companies and risk management services to self-insured clients totaled $118.3 million for the first quarter of 1996, increasing 9.5% over the $108.0 million reported in 1995. This growth was largely due to an increase in weather-related claims resulting from the harsh winter in the United States during the first quarter, offsetting continued weakness in the self-insured corporate market. Revenues from services provided to an insurance holding company and its subsidiaries continued to decline, from 12% of total revenues in 1995 to 10% in 1996. However, this decline has been offset by services provided to other major insurers and self-insured entities who have outsourced their claims services to the Company. Revenues produced by the Company's catastrophe adjusters were $8.4 million, increasing $2.1 million from the first quarter of 1995. This increase also reflects the impact of winter storm related losses, as well as the completion of Hurricane Opal property claims.

Domestic revenues from disability management services, which serves both the insurance company and self-insured markets, totaled $22.7 million, a decrease of 8.3% from first quarter of 1995 revenues of $24.7 million. This decline reflects continued strong competition in the self-insured corporate market.

Revenues from the Company's international operations increased to $20.6 million for the first quarter of 1996, from $15.9 million for the same period in 1995. This increase is primarily due to an increase in claims volume from the harsh winter experienced in the United Kingdom and the completion of Hurricanes Luis and Marilyn property claims in the Caribbean.



Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1996                            Page 9

Results of Operations - (Continued)

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Such expense approximated 64.9% of revenues in the first quarter of 1996, compared to 63.2% for the first three months of 1995. This increase resulted primarily from higher incentive compensation expense, which is based on growth in earnings.

Expenses other than compensation and related payroll taxes and fringe benefits approximated 24.2% of revenues for the first three months of 1996, compared to 26.1% of revenues for the same period in 1995. As a result of the Company's cost control efforts, such expenses increased less than 1% over the 1995 related costs, declining as a percentage of revenues due to an 8.7% increase in revenues in the first quarter of 1996.



Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1996                             Page 10



Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 11).



Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1996                            Page 11



                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of March 31, 1996 and the related condensed consolidated statements of income and cash flows for the three-month periods ended March 31, 1996 and 1995. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' investment and cashflows for the year then ended (not presented separately herein), and in our report dated January 30, 1996, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1995 is fairly stated, in all material respects in relation to the consolidated balance sheet from which it has been derived.


/s/Arthur Andersen LLP


Atlanta, Georgia
May 10, 1996



Form 10-Q                                                 Crawford & Company
Quarter Ended March 31, 1996                              Page 12


PART II - OTHER INFORMATION


Item 6.     Exhibits and Reports on Form 8-K.

            (a)    Exhibits

                   10.1   Crawford & Company 1996 Incentive Compensation Plan*
                   15.1   Letter from Arthur Andersen LLP
                   27.1   Financial Data Schedule

               * Management contract or compensatory plan required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.

            (b)    Reports on Form 8-K

                   Registrant filed no reports on Form 8-K during the period covered by this report.




Form 10-Q                                                Crawford & Company
Quarter Ended March 31, 1996                             Page 13


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Crawford & Company
                                             (Registrant)




Date:  May 10, 1996                      /s/D. A. Smith
                                         D. A. Smith
                                         Chairman of the Board and
                                         Chief Executive Officer



Date:  May 10, 1996                      /s/D. R. Chapman
                                         D. R. Chapman
                                         Executive Vice President - Finance
                                         (Principal Financial Officer)



Date:  May 10, 1996                      /s/J. F. Giblin
                                         J. F. Giblin
                                         Vice President and Controller
                                         (Principal Accounting Officer)





Form 10-Q                                               Crawford & Company
Quarter Ended March 31, 1996                            Page 14


                             INDEX TO EXHIBITS


Exhibit No.     Description 	                          Sequential Page No.
   10.1         Crawford & Company 1996 Incentive 	         15 - 18
               	Compensation Plan

   15.1         Letter from Arthur Andersen LLP                  19

   27.1         Financial Data Schedule  (for SEC use only)